UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For April 10, 2012

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,

Andheri (E) , Mumbai - 400 093, India

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited	FAX to SE

Registered Office : Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013, India.

Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Unaudited financial results of Patni Computer Systems Limited for the three months ended 31 March 2012, as per Indian GAAP (Standalone)

	in Lakhs except share data
	Three months ended			Year ended
	31 March	31 December	31 March	31 December
	2012	2011	2011	2011
	Unaudited	Unaudited	Audited	Audited
Income
Sales and service income	53,514	60,834	51,206	215,167
Other operating income	1,235	786	3,066	5,076

	54,749	61,620	54,272	220,243

Expenditure
Personnel costs	22,206	21,422	27,344	100,793
Outsourced service charges	8,594	17,266	1,296	29,911
Selling, general and administration costs	5,901	8,511	6,151	28,337
Depreciation (net of transfer from revaluation reserves)	2,968	2,915	2,153	10,973

	39,669	50,114	36,944	170,014

Profit from operations before Other Income and Interest	15,080	11,506	17,328	50,229
Other income	3,912	3,825	2,010	9,463

Profit before interest	18,992	15,331	19,338	59,692

Interest costs	93	(69)	89	293

Profit before prior period items and taxation	18,899	15,400	19,249	59,399

Tax Expenses	3,622	403	1,574	9,040

Profit after tax and before prior period items	15,277	14,997	17,675	50,359

Prior period item	—	—	—	381

Net Profit for the period	15,277	14,997	17,675	49,978
Paid up equity share capital (Face value per equity share of 2 each)	2,714	2,690	2,668	2,690
Reserves excluding revaluation reserves				333,885

Earnings per equity share of 2 each
- Basic	11.28	11.18	13.39	37.43
- Diluted	11.25	11.08	13.07	36.83
Dividend per share (Face value per equity share of 2 each)

Public Shareholding
- Number of Shares	25,630,612	24,403,418	73,316,543	24,403,418
- Percentage of Shareholding	18.88	18.14	54.96	18.14

Promoters and Promoter group Shareholding
a) Pledge/Encumbered
- Number of shares	—	—	—	—
- Percentage of shares (as a % of the total shareholding of promoter group)	—	—	—	—
- Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—
b) Non-encumbered
- Number of shares	110,090,715	110,090,715	60,091,202	110,090,715
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100.00	100.00	100.00	100.00
- Percentage of shares (as a % of the total share capital of the Company)	81.12	81.86	45.04	81.86

1	The above unaudited statement of financial results was reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 10 April 2012. The figures of Q4 2011 are the balancing figures between audited figures in respect of full financial year and audited published year to date figures upto the third quarter. The statutory auditors have conducted a “Limited Review” of this results in terms of Clause 41 of the Listing Agreement.
2	Investor complaints for the quarter ended 31 March 2012

Pending as on 1 January 2012	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	8	8	—

3	Statement of Utilisation of ADS Funds as of 31 March 2012

	No of shares	Price	As of March
			2012	2011
Amount raised through ADS (6,156,250 ADSs @ $ 20.34 per ADS )	12,312,500	466	57,393	57,393
Share issue expenses			3,694	3,694

Net proceeds			53,699	53,699

Deployment :
1 Held as short term investments			5,726	9,254
2 Utilised for Capital expenditure for office facilities			47,973	44,445

Total			53,699	53,699

Patni Computer Systems Limited	FAX to SE

Registered Office : Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013, India.

Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Unaudited financial results of Patni Computer Systems Limited for the three months ended 31 March 2012, as per Indian GAAP (Standalone) (Contd.)

4	Consequent to iGATE acquiring majority ownership in the Company, there has been change in operational and management structure of the Company. With this change, the board of directors and CEO of the Company review the performance of the Company as one primary segment. Accordingly, no segment disclosure is made for primary business segment.

5	On 14 March 2012, Pan-Asia iGATE Solutions (“Acquirer”) along with iGATE Global Solutions Limited (“Promoters”) and iGATE Corporation issued a Public Announcement in four newspapers to the public shareholders of the Company, in respect of the proposed acquisition and delisting of the fully paid-up equity shares of the Company having a face value of 2/- each (“Shares”) in accordance with Regulation 10 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 (“Delisting Regulations”) (hereinafter, referred to as the “Offer”).

On 10 April 2012, the promoters issued a Public Announcement (“Post Offer Public Announcement”) in four newspapers to the public shareholders of the Company, that the proposed acquisition and delisting of the fully paid-up equity shares of the Company having a face value of 2/- each (“Shares”) was successful. The Delisting Offer opened on 28 March 2012 and closed on 30 March 2012.

The Acquirer has accepted the discovered price of  520 per Share (“Final Price”) and the shareholders of the Company who have validly tendered their Shares at or below the Final Price will also be paid the consideration of 520 per Share. In terms of regulation 15(1) of the SEBI Regulations, the discovered price (i.e., the price at which maximum number of equity shares were tendered by the Public Shareholders) was determined through the book building process using the electronic facility of the BSE, in accordance with the SEBI Regulations is 520/- (Rupees Five Hundred and Twenty only) per Share. The dispatch of consideration to Shareholders whose shares have been accepted under the Offer will be completed on or before 17 April 2012. Post completion of the Offer, the company will apply to the BSE / NSE to delist the shares in India.

In accordance with the provisions of regulation 21 of the SEBI Regulations, the remaining shareholders of the Company post the delisting will be able to offer their Shares to the Acquirer at the Final Price during the period of one year following the date of delisting of the Shares of the Company from the BSE and NSE (“Exit Offer”). A separate offer letter in this regard will be sent to the shareholders who have either not participated in the Offer or whose Shares have not been accepted under the Offer. Such shareholders may participate in the Exit Offer and will be required to submit the requisite documents to the Registrar to the Offer within the stipulated time as set out in such offer letter.

6	Previous period figures have been appropriately reclassified / regrouped to conform to the current period’s presentation.

By Order of the Board
for Patni Computer Systems Limited

Place : Pune	Mr. Phaneesh Murthy
Date : 10 April 2012	CEO & Managing Director

Patni Computer Systems Limited and Subsidiaries	FAX to SE

Registered Office : Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013, India.

Corporate Office : Akruti, MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and subsidiaries for the quarter ended 31 March 2012, prepared as per US GAAP

US $ in lakhs except share data

	Three months ended
	31 March 2012	31 December 2011	31 March 2011	16 May 2011 through 31 December 2011	1 January 2011 through 15 May 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	Successor Company	Successor Company	Predecessor Company	Successor Company	Predecessor Company
Net revenues	1,843	1,942	1,903	4,795	2,799
Cost of revenues (exclusive of depreciation and amortization)	1,137	1,174	1,201	3,029	1,797

Gross profit	706	768	702	1,766	1,002

Selling, general and administrative expenses	323	342	364	952	680
Depreciation and amortization	126	113	72	289	110
Foreign exchange (gain) loss, net	(19)	(4)	(55)	32	(92)

Operating income	276	317	321	493	304

Interest and dividend income	57	38	38	96	48
Interest income (expense)	(2)	1	(1)	(4)	(2)
Interest expense reversed	—	8	—	8	—
Gain on sale of investments, net	18	25	9	29	11
Other income (expense), net	(5)	6	1	11	5

Income before income taxes	344	395	368	633	366
Income taxes	107	119	103	160	104

Net Income	237	276	265	473	262

Earnings per share
- Basic	$0.17	$0.21	$0.20	$0.35	$0.20
- Diluted	$0.17	$0.20	$0.20	$0.35	$0.19
Weighted average number of common shares used in computing earnings per share
- Basic	135,468,357	134,115,493	131,991,860	134,645,493	131,464,575
- Diluted	135,930,895	135,405,670	134,910,508	135,444,474	135,165,637
Total assets	15,489	14,772	9,112	14,772
Cash and cash equivalents	499	423	529	423
Investments	3,534	3,224	3,248	3,224

Notes:

1	The above summary of consolidated unaudited financial results was taken on record by the Board of Directors at its meeting held on 10 April 2012.
2	On 12 May 2011, the Company was acquired by iGATE Corporation (“iGATE”) through two of its wholly-owned subsidiaries, Pan-Asia iGATE Solutions, (“iGATE Mauritius”), and iGATE Global Solutions Limited (“iGS” and, together with iGATE Mauritius, the “Purchasers”). As of 31 March 2012, iGATE Corporation holds 81.12% of outstanding shares.
3	On 14 March 2012, Pan-Asia iGATE Solutions (“Acquirer”) along with iGATE Global Solutions Limited (“Promoters”) and iGATE Corporation issued a Public Announcement in four newspapers to the public shareholders of the Company, in respect of the proposed acquisition and delisting of the fully paid-up equity shares of the Company having a face value of 2/- each (“Shares”) in accordance with Regulation 10 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 (“Delisting Regulations”) (hereinafter, referred to as the “Offer”).

On 10 April 2012, the promoters issued a Public Announcement (“Post Offer Public Announcement”) in four newspapers to the public shareholders of the Company, that the proposed acquisition and delisting of the fully paid-up equity shares of the Company having a face value of 2/- each (“Shares”) was successful. The Delisting Offer opened on 28 March 2012 and closed on 30 March 2012.

The Acquirer has accepted the discovered price of 520 per Share (“Final Price”) and the shareholders of the Company who have validly tendered their Shares at or below the Final Price will also be paid the consideration of 520 per Share. In terms of regulation 15(1) of the SEBI Regulations, the discovered price (i.e., the price at which maximum number of equity shares were tendered by the Public Shareholders) was determined through the book building process using the electronic facility of the BSE, in accordance with the SEBI Regulations is 520/- (Rupees Five Hundred and Twenty only) per Share. The dispatch of consideration to Shareholders whose shares have been accepted under the Offer will be completed on or before 17 April 2012. Post completion of the Offer, the company will apply to the BSE / NSE to delist the shares in India.

In accordance with the provisions of regulation 21 of the SEBI Regulations, the remaining shareholders of the Company post the delisting will be able to offer their Shares to the Acquirer at the Final Price during the period of one year following the date of delisting of the Shares of the Company from the BSE and NSE (“Exit Offer”). A separate offer letter in this regard will be sent to the shareholders who have either not participated in the Offer or whose Shares have not been accepted under the Offer. Such shareholders may participate in the Exit Offer and will be required to submit the requisite documents to the Registrar to the Offer within the stipulated time as set out in such offer letter.

4	Certain reclassifications of the amounts and presentation for the three month period ended 31 March 2011 have been made to conform to the presentation adopted for the current period in line with iGATE’s presentation in financial statements.

•

Depreciation and amortization expense is reclassified from cost of revenues and selling, general and administrative expenses, respectively, and disclosed separately on the face of the Statement of Income.

•	Certain costs relating to office rent, electricity, water, diesel, repair and maintenance are reclassified from cost of revenues and included as part of selling, general and administrative expenses.

Patni Computer Systems Limited and Subsidiaries	FAX to SE

Registered Office : Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013, India.

Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of financial statements prepared as per US GAAP - Convenience translation (Unaudited)

in lakhs except share data

	Three months ended
	31 March 2012	31 December 2011	31 March 2011	16 May 2011 through 31 December 2011	1 January 2011 through 15 May 2011
	Successor Company	Successor Company	Predecessor Company	Successor Company	Predecessor Company
Exchange Rate ( )	50.89	53.01	44.54	53.01	44.86
Net revenues	93,780	102,954	84,766	254,156	125,555
Cost of revenues (exclusive of depreciation and amortization)	57,867	62,235	53,506	160,552	80,586

Gross profit	35,913	40,719	31,260	93,604	44,969

Selling, general and administrative expenses	16,433	18,141	16,176	50,472	30,513
Depreciation and amortization	6,418	5,994	3,235	15,331	4,922
Foreign exchange (gain) loss, net	(985)	(204)	(2,432)	1,674	(4,111)

Operating income	14,047	16,788	14,281	26,127	13,645

Interest and dividend income	2,880	2,047	1,701	5,093	2,133
Interest income (expense)	(98)	59	(47)	(212)	(96)
Interest expense reversed	—	433	—	433	—
Gain on sale of investments, net	920	1,323	424	1,540	473
Other income (expense), net	(255)	302	47	550	236

Income before income taxes	17,494	20,952	16,406	33,531	16,391
Income taxes	5,431	6,337	4,608	8,447	4,646

Net Income	12,063	14,615	11,798	25,084	11,745

Earnings per share
- Basic	8.90	10.90	8.94	18.63	8.93
- Diluted	8.87	10.79	8.74	18.52	8.69

Total assets	788,241	783,088	405,845	783,088
Cash and cash equivalents	25,375	22,424	23,576	22,424
Investments	179,823	170,879	144,651	170,879

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned not to rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Pune	Phaneesh Murthy
10 April 2012	CEO & Managing Director

Financial and Operating Information
for the quarter ended March 31, 2012

NOTES:

•	Fiscal Year

Patni follows a January – December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended March 31, 2012.

•	U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

•	Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our condensed consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•	Convenience translation

We have translated the financial data derived from our condensed consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

•	Reclassification

Certain reclassifications have been made in the financial statements of prior period to conform to classifications used in the current period.

Financial and Operating Information
for the quarter ended March 31, 2012

A1) CONSOLIDATED STATEMENT OF INCOME - US GAAP (US$ ‘000) for the quarter ended

Particulars	Quarter ended Mar 31 2012 Successor Company	Quarter ended Mar 31 2011 Predecessor Company	YoY change %	Quarter ended Dec 31 2011 Successor Company	QoQ change %
Revenue	184,279	190,314	-3%	194,216	-5%
Cost of revenues (exclusive of depreciation and amortization)	113,709	120,130	-5%	117,402	-3%

Gross Profit	70,570	70,184	1%	76,814	-8%

Selling, general and administrative expenses	32,291	36,318	-11%	34,221	-6%
Depreciation & Amortization	12,612	7,263	74%	11,307	12%
Foreign exchange Loss (gain), net	(1,935)	(5,460)	-65%	(385)	403%

Operating income (loss)	27,602	32,063	-14%	31,671	-13%

Other income, net	6,774	4,772	42%	7,856	-14%

Income (loss) before income taxes	34,376	36,835	-7%	39,527	-13%
Income taxes	10,673	10,347	3%	11,955	-11%

Net income/(loss)	23,703	26,488	-11%	27,572	-14%

Earnings per share - GAAP
- Basic	$0.17	$0.20	-13%	$0.21	-15%
- Diluted	$0.17	$0.20	-11%	$0.20	-14%

Weighted average number of common shares used in computing earnings per share
- Basic	135,468,357	131,991,860		134,115,493
- Diluted	135,930,895	134,910,508		135,405,670

NON GAAP Adjustments
Amortization of Intangible assets	2,932	1,580		2,672
Stock Based Compensation	521	2,316		658
Delisting expenses	553	—		268

Total NON GAAP Adjustments	4,006	3,896		3,598

Tax on above	1,244	115		1,088

Non-GAAP Net Income	26,465	30,269	-13%	30,082	-12%

Earnings per share - NON GAAP
- Basic	$0.20	$0.23	-15%	$0.22	-13%
- Diluted	$0.19	$0.22	-13%	$0.22	-12%
NON GAAP Adjustments
Stock Based Compensation	521	2,316		658
Delisting expenses	553	—		268

Total NON GAAP Adjustments	1,074	2,316		926

Non-GAAP EBITDA	39,353	36,182	9%	43,519	-10%

Note : On 12 May 2011, the Company was acquired by iGATE Corporation (“iGATE”) through two of its wholly-owned subsidiaries, Pan-Asia iGATE Solutions, (“iGATE Mauritius”), and iGATE Global Solutions Limited (“iGS” and, together with iGATE Mauritius, the “Purchasers”). As of 31 March 2012, iGATE Corporation holds 81.12% of outstanding shares.

Financial and Operating Information
for the quarter ended March 31, 2012

A2) CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	31-Mar-12 (Unaudited) Successor Company	31-Dec-11 (Audited) Successor Company	31-Mar-11 (Unaudited) Predecessor Company
Assets
Cash and cash equivalents	49,863	42,301	52,931
Short-term investments	353,356	322,353	324,766
Goodwill	505,104	484,257	69,840
Intangible assets, net	164,176	160,217	31,059
Property and equipment, net	131,916	131,102	136,412
Leashold land	94,046	90,339	23,927
Others	250,451	246,676	272,258
Total assets	1,548,912	1,477,245	911,193
Liabilities
Billings in excess of costs and estimated earnings on uncompleted contracts	14,130	18,704	17,573
Accrued expenses	39,296	48,666	54,792
Accounts payable	5,383	5,618	5,271
Others	135,982	140,378	96,970
Total liabilities	194,791	213,366	174,606
Total shareholders’ equity	1,354,121	1,263,879	736,587

Total liabilities & shareholders’ equity	1,548,912	1,477,245	911,193

B1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended
Particulars	Quarter ended Mar 31 2012 Predecessor Company	Quarter ended Mar 31 2011 Predecessor Company	Quarter ended Dec 31 2011 Successor Company
Exchange rate$1 = INR	50.89	44.54	53.01
Revenues	9,377,958	8,476,575	10,295,390
Cost of revenues (exclusive of depreciation and amortization)	5,786,651	5,350,573	6,223,480
Gross Profit	3,591,307	3,126,002	4,071,910
Selling, general and administrative expenses	1,643,289	1,617,595	1,814,055
Depreciation & Amortization	641,825	323,513	599,384
Foreign exchange Loss (gain), net	(98,472)	(243,171)	(20,409)
Operating income (loss)	1,404,665	1,428,065	1,678,880
Other income, net	344,729	212,558	416,447
Income (loss) before income taxes	1,749,394	1,640,623	2,095,327
Income taxes	543,149	460,862	633,735
Net income (loss)	1,206,245	1,179,761	1,461,592
Earnings per share
- Basic	8.90	8.94	10.90
- Diluted	8.87	8.74	10.79
Weighted average number of common shares used in computing earnings per share
- Basic	135,468,357	131,991,860	134,115,493
- Diluted	135,930,895	134,910,508	135,405,670

B2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

Particulars	31-Mar-12 (Unaudited) Successor Company	31-Dec-11 (Audited) Successor Company	31-Mar-11 (Unaudited) Predecessor Company
Exchange rate$1 = INR	50.89	53.01	44.54
Assets
Cash and cash equivalents	2,537,528	2,242,376	2,357,567
Short-term investments	17,982,287	17,087,933	14,465,071
Goodwill	25,704,743	25,670,464	3,110,693
Intangible assets, net	8,354,917	8,493,103	1,383,351
Property and equipment, net	6,713,205	6,949,717	6,075,805
Leashold land	4,786,001	4,788,870	1,065,710
Others	12,745,429	13,076,294	12,126,312
Total assets	78,824,109	78,308,757	40,584,509
Liabilities
Billings in excess of costs and estimated earnings on uncompleted contracts	719,076	991,499	782,702
Accrued expenses	1,999,773	2,579,785	2,440,434
Accounts payable	273,941	297,810	234,763
Others	6,920,101	7,441,438	4,319,018
Total liabilities	9,912,891	11,310,532	7,776,917
Total shareholders’ equity	68,911,218	66,998,225	32,807,592
Total liabilities & shareholders’ equity	78,824,109	78,308,757	40,584,509

Financial and Operating Information
for the quarter ended March 31, 2012

C1 ) REVENUE ANALYSIS

Revenue By Geographical Segments	Mar 31 2012	Dec 31 2011	Mar 31 2011
Americas	78.0%	77.8%	78.0%
EMEA	15.0%	15.2%	14.6%
APAC	7.0%	7.0%	7.5%

Total	100.0%	100.0%	100.0%

C2) UTILIZATION

	Mar 31 2012	Dec 31 2011	Mar 31 2011
Utilization	75.6%	77.2%	74.3%

C3) EMPLOYEE METRICS

	Mar 31 2012	Dec 31 2011	Mar 31 2011
Offshore	15,287	14,966	14,926
Onsite	3,328	3,307	3,636
Total Employees	18,615	18,273	18,562

Net Additions	342	420	97

*	Total employees restated to include sub contractors and to reflect organization structure

C4) RUPEE - CURRENCY RATES AGAINST US DOLLAR

	Mar 31 2012	Dec 31 2011	Mar 31 2011
Rupee
Period end rate	50.87	53.06	44.58
Period average rate	51.20	50.92	45.23
Other Currencies (Average Rate)
AUD	1.05	1.01	1.00
EURO	1.31	1.34	1.37
GBP	1.57	1.57	1.60
YEN	0.01	0.01	0.01

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: April 10, 2012	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary